# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Poseida Therapeutics, Inc., CIK 0001661460
CUSIP: 73730P108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9390 TOWNE CENTRE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 01/08/2025
Amends the filing with accession number 0001140361-20-029595
Filed by CIK 0001425851
Persons authorized to receive notices and communications: Matthew Halbower, Pentwater Capital Management LP, 1001 10th Avenue South, Suite 216, Naples, Florida (FL), 34102, 239-384-9750

## Reporting persons
- Pentwater Capital Management LP (CIK 0001425851): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matthew Halbower: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Poseida Therapeutics, Inc.
Address of issuer's principal executive offices: 9390 TOWNE CENTRE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on December 28, 2020 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 3 supplements Items 4 and 6 and amends and restates Item 5(a)-(c), and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the terms of the Pentwater Support Agreement, the Pentwater Funds tendered the shares of Common Stock beneficially owned by them in the Tender Offer. The Tender Offer expired as scheduled at one minute following 11:59 p.m., New York City time, on January 7, 2025. The shares of Common Stock held by the Pentwater Funds were accepted for payment on January 8, 2025. As a result, the Reporting Persons no longer own, beneficially or otherwise, any securities of the Issuer.

In addition, on January 8, 2025, following consummation of the Tender Offer, Merger Sub merged with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"). Accordingly, at the effective time of the Merger, the Pentwater Support Agreement terminated pursuant to its terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, there have been no transactions effected by the Reporting Persons during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 8, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As a result of the closing of the Merger, the Cash Derivative Agreements held by the Pentwater Funds at the time of closing of the Merger settled in accordance with their terms based on the Offer Consideration as defined in the Merger Agreement.

## Signatures
- Pentwater Capital Management LP: /s/ Matthew Halbower, By: Halbower Holdings, Inc., General Partner, By: Matthew Halbower, Chief Executive Officer (01/13/2025)
- Matthew Halbower: /s/ Matthew Halbower, By: Halbower Holdings, Inc., General Partner, By: Matthew Halbower, Chief Executive Officer (01/13/2025)